UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 21, 2007

GRAVITY Co., Ltd.
(Translation of registrant’s name into English)

Meritz Tower 14F, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul 135-934 Korea
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity Discloses Liquidation of Perpetual Entertainment, Inc.
SEOUL, SOUTH KOREA — November 21, 2007 — Gravity, Co., Ltd. (NasdaqGM: GRVY, “Gravity” or the “Company”) disclosed today that on November 1, 2007, the Company received a notice dated as of October 16, 2007 indicating that on October 10, 2007, Perpetual Entertainment, Inc. (“Perpetual”), one of the Company’s investments in a U.S.-based online game development company, as assignor, made a General Assignment for the Benefit of Creditors (the “Assignment”) to Perpetual (assignment for the benefit of the creditors), LLC (“Assignee”), a California limited liability company, as assignee, pursuant to California Law. Pursuant to the Assignment, Perpetual transferred ownership of all of its rights in tangible and intangible assets (collectively, the “Assets”) to Assignee for liquidation. Assignee shall liquidate the Assets, wind down Perpetual, and distribute the net liquidation proceeds to creditors of Perpetual.
Gravity does not anticipate recovering any portion of the Company’s original investment of US $9 million made in Perpetual in 2006. The full amount will likely be reflected in its financial statement for 2007 as an impairment loss.
About GRAVITY Co., Ltd.
Based in Korea, Gravity is a developer and distributor of online games. Gravity’s principal product, Ragnarok OnlineTM, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 22 markets. For more information, please visit http://www.gravity.co.kr.
Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our 2005 and 2006 annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Jonathan J. Lee
Chief Financial Officer / Investor Relations Officer
Gravity Co., Ltd.
E-mail: jlee@gravity.co.kr
Phone: + 822-2019-6021

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: 11/21/2007	By:	/s/ Jonathan J. Lee
		Name:	Jonathan J. Lee
		Title:	Chief Financial Officer and Investor Relations Officer